Exhibit 99.1

YOSHITSU CO., LTD

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2023	2023
ASSETS
CURRENT ASSETS:
Cash	$2,790,801	$1,766,441
Accounts receivable, net	74,181,423	89,447,155
Accounts receivable - related parties	44	327,807
Merchandise inventories, net	14,828,587	7,187,800
Due from related parties	9,035	444,567
Compensation receivable for consumption tax, current	9,229,456	3,912,719
Prepaid expenses and other current assets, net	3,453,592	3,542,864
TOTAL CURRENT ASSETS	104,492,938	106,629,353

Property and equipment, net	11,284,906	12,938,598
Operating lease right-of-use assets	3,113,422	2,709,954
Long-term investment	-	169,148
Compensation receivable for consumption tax, non-current, net	6,106,954	19,230,370
Long-term prepaid expenses and other non-current assets, net	4,128,092	4,997,857
TOTAL ASSETS	$129,126,312	$146,675,280

CURRENT LIABILITIES:
Short-term borrowings	$54,539,800	$60,636,412
Current portion of long-term borrowings	3,618,832	2,783,445
Accounts payable	13,344,531	12,719,160
Accounts payable - related parties	67,848	-
Due to related parties	108,064	297,559
Deferred revenue	85,989	146,024
Taxes payable	12,283,353	18,219,803
Operating lease liabilities, current	1,348,045	1,323,900
Finance lease liabilities, current	231,406	369,786
Representative’s warrants liability	20,222	24,663
Other payables and other current liabilities	1,284,569	1,520,756
TOTAL CURRENT LIABILITIES	86,932,659	98,041,508

Operating lease liabilities, non-current	1,833,622	1,416,508
Finance lease liabilities, non-current	340,899	622,922
Long-term borrowings	7,315,955	10,326,399
Other non-current liabilities	2,152,875	2,535,123
Deferred tax liabilities, net	2,583,854	4,451,077
TOTAL LIABILITIES	$101,159,864	$117,393,537

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value, 100,000,000 shares authorized; 36,250,054 shares and 36,250,054 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	14,694,327	14,694,327
Capital reserve	9,078,915	9,078,915
Retained earnings	15,532,199	13,577,844
Accumulated other comprehensive loss	(11,338,993)	(8,069,343)
TOTAL SHAREHOLDERS’ EQUITY	27,966,448	29,281,743

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$129,126,312	$146,675,280

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended September 30,
	2023	2022

REVENUE
Revenue - third parties	$74,049,115	$77,607,361
Revenue - related parties	115,034	8,188
Total revenue	74,164,149	77,615,549

COSTS AND OPERATING EXPENSES
Merchandise costs	64,706,599	63,052,437
Selling, general and administrative expenses	9,124,805	13,518,943
Total operating expenses	73,831,404	76,571,380

INCOME FROM OPERATIONS	332,745	1,044,169

OTHER INCOME (EXPENSES)
Interest expenses, net	(995,997)	(1,372,444)
Additional and delinquent tax due to consumption tax correction	(644,780)	-
Gain from disposal of equity method investment	195,391	-
Gain from disposal of a subsidiary	341,755	-
Other income (expenses), net	66,947	(113,409)
Gain from foreign currency exchange	2,371,226	981,017
Change in fair value of representative’s warrants liability	1,833	89,049
Loss from equity method investment	(71,200)	(88,737)
Total other income (expenses), net	1,265,175	(504,524)

INCOME BEFORE INCOME TAX PROVISION	1,597,920	539,645

PROVISION (BENEFIT) FOR INCOME TAXES	(356,435)	212,052

NET INCOME	1,954,355	327,593

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,269,650)	(7,374,799)

TOTAL COMPREHENSIVE LOSS	$(1,315,295)	$(7,047,206)

Earnings per ordinary share - basic and diluted	$0.05	$0.01
Weighted average shares - basic and diluted	36,250,054	36,250,054

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Reserve	Earnings	Income (Loss)	Equity
Balance, March 31, 2022	36,250,054	$14,694,327	11,921,065	21,465,317	$(3,628,669)	44,452,040

Business combinations under common control			(2,842,173)	-	-	(2,842,173)
Net income for the period	-	-	-	327,593	-	327,593
Foreign currency translation loss	-	-	-	-	(7,374,799)	(7,374,799)

Balance, September 30, 2022	36,250,054	$14,694,327	$9,078,892	$21,792,910	$(11,003,468)	$34,562,661

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Net income for the period	-	-	-	1,954,355	-	1,954,355
Foreign currency translation loss	-	-	-	-	(3,269,650)	(3,269,650)

Balance, September 30, 2023	36,250,054	$14,694,327	$9,078,915	$15,532,199	$(11,338,993)	$27,966,448

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net Income	$1,954,355	$327,593
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	526,994	514,000
Loss from disposal of property and equipment	13,704	304,133
Loss (gain) from unrealized foreign currency translation	139,012	(175,351)
Allowance for (net recovery of) credit losses	(148,556)	87,250
Reversal of merchandise inventories written down	(10,713)	-
Amortization of operating lease right-of-use assets	876,122	1,086,370
Deferred tax benefit	(1,460,623)	(29,689)
Change in fair value of representative’s warrants liability	(1,833)	(89,049)
Investment loss from equity method investment	71,200	88,737
Gain from disposal of equity method investment	(195,391)	-
Changes in operating assets and liabilities:
Accounts receivable	6,372,895	(21,785,420)
Accounts receivable - related parties	309,809	-
Merchandise inventories	(8,645,561)	4,774,980
Compensation receivable for consumption tax	6,116,206	-
Prepaid expenses and other current assets	(2,342,968)	(4,009,679)
Long-term prepaid expenses and other non-current assets	2,767,762	1,681,064
Accounts payable	2,128,474	(1,509,149)
Accounts payable - related parties	67,840	(211,615)
Deferred revenue	68,324	84,979
Taxes payable	(4,136,000)	(106,681)
Other payables and other current liabilities	103,774	(1,894,627)
Operating lease liabilities	(838,782)	(1,102,199)
Other non-current liabilities	(38,735)	26,812
Net cash provided by (used in) operating activities	3,697,309	(21,937,541)

Cash flows from investing activities:
Purchase of property and equipment	(197,825)	(45,472)
Proceeds from disposal of property and equipment	710	2,992
Proceeds from disposal of equity method investment	283,800	-
Proceeds from disposal of a subsidiary	35,475	-
Disposal of a subsidiary, net of cash	(176,133)	-
Collection of amount due from related parties	410,181	145,017
Net cash provided by investing activities	356,208	102,537

Cash flows from financing activities:
Cash consideration paid for business combination under common control	-	(2,840,957)
Proceeds from short-term borrowings	-	74,800,000
Repayments of short-term borrowings	-	(56,100,000)
Proceeds from long-term borrowings	-	2,190,669
Repayments of long-term borrowings	(608,947)	(1,450,671)
Payments made to related parties	(166,252)	(48,632)
Repayment of obligations under finance leases	(297,843)	(200,104)
Net cash provided by (used in) financing activities	(1,073,042)	16,350,305

Effect of exchange rate fluctuation on cash	(1,956,115)	(3,618,859)

Net increase (decrease) in cash	1,024,360	(9,103,558)
Cash at beginning of period	1,766,441	18,256,220
Cash at end of period	$2,790,801	$9,152,662

Supplemental cash flow information
Cash paid for income taxes	$592,194	$334,323
Cash paid for interest	$341,583	$644,244

Supplemental non-cash operating activities
Purchase of property and equipment financed under finance leases	$-	$30,892
Right-of-use assets obtained in exchange for operating lease liabilities	$1,512,843	$464,940

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd, formerly known as Tokyo Lifestyle Co., Ltd. (“Kaika International”), a stock company incorporated pursuant to the laws of Japan on October 24, 2019. The Company acquired 100% equity interests in Tokyo Lifestyle Limited (“TLS”) on July 27, 2022, and TLS acquired 60% equity interests in Reiwatakiya (MYS) SDN. BHD. (“Reiwatakiya”) on October 26, 2022 and the remaining 40% equity interests on January 4, 2023. These transactions were accounted for as acquisitions under common control (see details in “Acquisition Under Common Control”).

On June 30, 2023, the Company entered into a share transfer agreement with Seihinkokusai Co., Ltd. (“Seihinkokusai”), a related party of the Company, to sells its 100% equity interests in Kaika International to Seihinkokusai for cash consideration of ¥5,000,000 ($37,595). The transaction contemplated by the agreement was approved by the Company’s board of directors at a board meeting on June 30, 2023. The sale of Kaika International was part of a strategic restructuring of the Company to concentrate its management resources on its core businesses and maintain operational efficiency. The cash consideration was received in its entirety and the transaction was completed on July 1, 2023.

On September 6, 2023, TLS incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the State of Ontario, Canada. On October 17, 2023, TLS incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TSL Holding”), in the State of Delaware. TSL Holding also incorporated a wholly-owned subsidiary, REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts. These companies are currently not engaging in any active business operations.

The Company and its subsidiaries (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, and other products and services. The Company offers approximately 39,500 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 15,000 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 41,600 SKUs of sundry products, including home goods, 150 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series, 590 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry, and 44,800 SKUs of other products, including food, alcoholic beverages The Company also provides advertising services by key opinion leaders (“KOLs”).

Acquisition Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire its 100% equity interests in TLS, a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”). Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS in total consideration of Japanese yen 392,673,800 in cash (US$2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, and accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS. See “Note 10—Acquisitions.”

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held 60% interests in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interests in Reiwatakiya from a third-party shareholder on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022, and principally engaged in the import and retail of Japanese beauty and cosmetic products in Malaysia, and is currently not engaging in any active business operations. The 60% and 40% of the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya. See “Note 10—Acquisitions.”

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to the afore-mentioned SEC rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 31, 2023 and 2022. Operating results for the six-month period ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending March 31, 2024.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, assessment of expected credit losses for accounts receivable, compensation receivable for consumption tax, current and non-current prepaid expenses and other assets, valuation of inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan, Hong Kong, China and Malaysia. The Company considers all highly-liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2023 and March 31, 2023, the Company did not have any cash equivalents.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and credit losses

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the receivables, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of September 30, 2023 and March 31, 2023, allowance for credit losses for accounts receivable amounted to $3,038,819 and $3,219,772, respectively, allowance for credit losses for other receivables amounted to $743,508 and $904,598, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $152,169 and $436,145, respectively.

Leases

The Company adopted Financial Accounting Standards Board (the “FASB”) ASC No. 842, Leases (“Topic 842”) on April 1, 2018 using the modified retrospective approach.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the unaudited condensed consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of September 30, 2023 and March 31, 2023.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Based on the nature of the agreements reached with many of its landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. The Company has received a total of lease concessions amounting to $253,206, and among which, $nil and $49,368 was received during the six months ended September 30, 2023 and 2022, respectively. The Company remeasured the lease payments using the same discount rate, and has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the six months ended September 30, 2023 and 2022.

Common control transactions

In business combinations under common control, the assets and liabilities acquired are measured at the historical amounts of the acquirees in the unaudited condensed consolidated financial statements of acquirer on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of September 30, 2023 and March 31, 2023, merchandise inventories write-down was $125,853 and $152,759, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in other income or expenses.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of September 30, 2023 and March 31, 2023, the balance of asset retirement obligations included in other non-current liabilities was $824,105 and $1,004,838, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended September 30, 2023 and 2022.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s unaudited condensed consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods is transferred or service is rendered to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and rendered its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For Japanese and Hong Kong domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company generally offers a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in the Company’s physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the six months ended September 30, 2023 and 2022. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with the online celebrities to promote the brands of its customers on social media platforms, such as Tik Tok and Kuaishou. Revenue from these services is recognized at a point in time when the service is rendered by the Company. The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥30.0 million (approximately $20,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the six months ended September 30, 2023 and 2022.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores in Japan and Hong Kong, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each ¥100 and HK$1 spent in the Company’s directly-operated physical stores in Japan and Hong Kong, respectively, and subsequently one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payments; the membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the unaudited condensed consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive loss. Membership point breakage was immaterial for the six months ended September 30, 2023 and 2022.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of September 30, 2023 and March 31, 2023. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $85,989 and $146,024 as of September 30, 2023 and March 31, 2023 respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended September 30, 2023 and 2022 that was included in the opening deferred revenue was $56,811 and $59,000, respectively. As of September 30, 2023, the amount received in advance from wholesale customers and unredeemed membership points was $85,989. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended September 30, 2023 and 2022 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the six months ended September 30, 2023 and 2022 was as follows:

	For the Six Months Ended September 30,
	2023	2022
Japan domestic market	$25,127,967	$21,050,460
China market	43,965,472	50,723,547
Other overseas markets	5,070,710	5,841,542
Total revenue	$74,164,149	$77,615,549

Revenue by product categories

The summary of the Company’s total revenue by product categories for the six months ended September 30, 2023 and 2022 was as follows:

	For the Six Months Ended September 30,
	2023	2022
Beauty products	$16,780,967	$58,276,846
Health products	2,563,142	7,468,482
Sundry products	3,441,388	4,722,084
Luxury products	31,551,744	-
Electronic products	16,541,351	-
Other products and services	3,285,557	7,148,137
Total revenue	$74,164,149	$77,615,549

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the six months ended September 30, 2023 and 2022 was as follows:

	For the Six Months Ended September 30,
	2023	2022
Directly-operated physical stores	$11,618,183	$5,838,536
Online stores and services	6,004,400	16,300,547
Franchise stores and wholesale customers	56,541,566	55,476,466
Total revenue	$74,164,149	$77,615,549

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of September 30, 2023 and March 31, 2023 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, and Malaysia use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), and Malaysia Ringgit (“MYR”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended September 30, 2023		For the Six Months Ended September 30, 2022		March 31, 2023
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.006692	¥1=US$0.007095	¥1=US$0.006915	¥1=US$0.007480	¥1=US$0.007519	¥1=US$0.007402
US$ against HK$	HK$1=US$0.127701	HK$1=US$0.127686	HK$1=US$0.127391	HK$1=US$0.127435	HK$1=US$0.127391	HK$1=US$0.127573
US$ against RMB	RMB1=US$0.137061	RMB1=US$0.140278	RMB1=US$0.140591	RMB1=US$0.148755	RMB1=US$0.145602	RMB1=US$0.146072
US$ against MYR	MYR1=US$0.213047	MYR1=US$0.218627	-	-	MYR1=US$0.226590	MYR1=US$0.224985

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended September 30, 2023 and 2022, and there was no uncertain tax provision as of September 30, 2023 and March 31, 2023.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of September 30, 2023, the tax years ended March 31, 2021 through March 31, 2023 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. As of September 30, 2023, the tax years ended since the year of incorporation through March 31, 2023 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions. The Company’s subsidiary in China is subject to the income tax laws of the PRC. As of September 30, 2023, the tax years ended since the year of incorporation through December 31, 2022 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities. The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of September 30, 2023, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares for the six months ended September 30, 2023 and 2022.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Total shipping and handling expenses were $665,727 and $3,514,186 for the six months ended September 30, 2023 and 2022, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Advertising expenses amounted to $254,524 and $758,061 for the six months ended September 30, 2023 and 2022, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB and MYR to US$ is reported in other comprehensive loss in the unaudited condensed consolidated statements of operations and comprehensive loss.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers.

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are all located in Japan and Hong Kong, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan and mainland China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong and mainland China, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, Hong Kong and mainland China. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2023 and March 31, 2023, $1,817,832 and $1,001,582 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of September 30, 2023 and March 31, 2023, $503,455 and $ nil of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations.

As of September 30, 2023 and March 31, 2023, $370,930 and $590,116 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately US$64,000) if the bank with which an individual/a company hold its eligible deposit fails.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of September 30, 2023 and March 31, 2023, $17,605 and $69,537 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

As of September 30, 2023 and March 31, 2023, $19,070 and $27,137 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protection under the requirement of the deposit insurance system up to a limit of MYR250,000 (approximately US$53,000) if the bank with which an individual/a company hold its eligible deposit fails.

Accounts receivable are typically unsecured and derived from revenue earned from customers, compensation receivables are typically unsecured and derived from damages the Company claimed from certain suppliers as well as customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers and suppliers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the six months ended September 30, 2023 and 2022, majority of the Company’s assets were located in Japan and Hong Kong, and all of the Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong and China.

For the six months ended September 30, 2023, one customer accounted for 20.3% of the Company’s total revenue. For the six months ended September 30, 2022, three customers accounted for 12.7%, 12.3% and 11.3% of the Company’s total revenue.

As of September 30, 2023, two wholesale customers accounted for 20.8% and 18.3% of the total account receivable balance, respectively. As of March 31, 2023, four wholesale customers accounted for 15.7%, 15.2%, 14.8% and 13.0% of the total account receivable balance, respectively.

For the six months ended September 30, 2023, four suppliers accounted for approximately 23.8%, 21.2%, 16.1% and 12.8% of the Company’s total purchases, respectively. For the six months ended September 30, 2022, four suppliers accounted for approximately 21.1%, 13.1%, 12.7% and 12.0% of the Company’s total purchases, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

NOTE 3 – GOING CONCERN

Although the Company incurred a net loss in fiscal year ended March 31, 2023, the financial performance of the Company has improved during the six months ended September 30, 2023. As reflected in the unaudited condensed consolidated financial statements, the Company had a net income of $2.0 million and cash provided by operating activities of $3.7 million for the six months ended September 30, 2023. Total cash increased by $1.0 million from $1.8 million as of March 31, 2023 to $2.8 million as of September 30, 2023, and working capital increased by $9.0 million from $8.6 million as of March 31, 2023 to $17.6 million as of September 30, 2023.

The Company’s accounts receivable decreased by $15.2 million from $89.4 million as of March 31, 2023 to $74.2 million as of September 30, 2023 which was due to the management’s great efforts in collection of overdue accounts receivable. Approximately 38.1% of the September 30, 2023 balance has been subsequently collected. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of September 30, 2023, the Company had approximately $54.5 million in short-term borrowings and $10.9 million in long-term borrowings outstanding. However, as the banks did not commit to extending the syndicated loans to the Company for one more year, there is an uncertainty about repayment of the short-term borrowings upon maturity on December 29, 2023. Management plans to address this uncertainty through equity financing. There is no assurance that the Group’s plans of equity financing will be successful.

Based on the foreseeable future projection of continuing operating profit or loss and the need for future business funding, management has determined that these additional conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include adjustments that may result from this uncertainty. Therefore, the unaudited condensed consolidated financial statements are prepared on the assumption that the Group will continue as a going concern.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2023	March 31, 2023
Accounts receivable	$77,220,242	$92,666,927
Less: allowance for credit losses	(3,038,819)	(3,219,772)
Accounts receivable, net	$74,181,423	$89,447,155

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET (continued)

Movement of allowance for credit losses was as follows:

	September 30, 2023	March 31, 2023
Beginning balance	$3,219,772	$237,037
Additions	166,966	2,951,045
Foreign currency translation adjustments	(347,919)	31,690
Ending balance	$3,038,819	$3,219,772

NOTE 5 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	September 30, 2023	March 31, 2023
Beauty products	$6,453,514	$3,866,209
Health products	660,245	714,601
Luxury products	5,020,666	-
Electronic products	723,104	-
Other products	1,971,058	2,606,990
Merchandise inventories, net	$14,828,587	$7,187,800

Reversal of merchandise inventories write-down was $10,713 and $nil for the six months ended September 30, 2023 and 2022, respectively.

NOTE 6 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	September 30, 2023	March 31, 2023
Compensation receivable for consumption tax	$15,488,579	$23,579,234
Less: allowance for credit losses	(152,169)	(436,145)
Subtotal	15,336,410	23,143,089
Less: compensation receivable for consumption tax, current	(9,229,456)	(3,912,719)
Long-term compensation receivable for consumption tax, net	$6,106,954	$19,230,370

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 13) by the Company’s certain suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages   from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. As of March 31, 2023, the net total of approximately $23.2 million (approximately ¥3.1 billion), including approximately $23.1 million due from third parties and approximately $0.1 million due from a related party (see Note 12). During the six months ended September 30, 2023, the Company received a total of approximately $8.2 million (approximately ¥836.0 million), and the net total of approximately $15.3 million (approximately ¥2.3 billion) of compensation receivable for consumption tax was all due from third parties as of September 30, 2023.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	September 30, 2023	March 31, 2023
Deposits (1)	$1,523,856	$1,927,362
Consumption tax receivable	-	20,993
Other receivables (2)	4,367,632	4,590,901
Advance to suppliers (3)	158,774	262,598
Prepaid expenses and others (4)	2,274,930	2,643,465
Allowance for credit losses	(743,508)	(904,598)
Subtotal	7,581,684	8,540,721
Less: prepaid expenses and other current assets, net	(3,453,592)	(3,542,864)
Long-term prepaid expenses and other non-current assets, net	$4,128,092	$4,997,857

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)

Other receivables as of September 30, 2023 and March 31, 2023 included $718,721 and $807,541 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested the refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment, and as the date of this report, the legal case is still in process. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company fully provided allowance for credit loss for the receivable from this construction company as of September 30, 2023 and March 31, 2023, respectively.

Other receivables as of September 30, 2023 and March 31, 2023 included approximately $2.4 million and $2.9 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 6, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services in October 2022, and entered into an agreement with the Service Provider, pursuant to which, the unutilized service fees will be repaid by the Service Provider over two years from the date of the agreement. As of September 30, 2023 and March 31, 2023, the Company provided allowance for credit loss of $23,984 and $96,155 for the receivable from the Service Provider according to our accounting policy based on our best estimates.

(3)	Advance to suppliers consists of advance payments paid to suppliers for purchases of merchandise products and storage fee.

(4)	Prepaid expenses and others as of September 30, 2023 and March 31, 2023, included a prepaid expenses amounting to approximately $1.9 million (approximately ¥279.3 million) and $2.1 million (approximately ¥279.3 million), which is related to the development of a mobile application where customers could purchase products from the Company’s online shops.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2023	March 31, 2023
Property and buildings	$3,999,035	$4,469,370
Leasehold improvements	3,709,916	4,262,580
Land	3,105,804	3,489,621
Equipment and furniture	2,516,848	2,723,113
Automobiles	261,620	364,916
Software	613,661	687,888
Subtotal	14,206,884	15,997,488
Less: accumulated depreciation	(2,921,978)	(3,058,890)
Property and equipment, net	$11,284,906	$12,938,598

Depreciation expense was $526,994 and $514,000 for the six months ended September 30, 2023 and 2022, respectively.

As of September 30, 2023 and March 31, 2023, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 11).

NOTE 9 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of 12 months or less are not recorded on the balance sheet.

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2023	March 31, 2023
Operating lease right-of-use lease assets	$3,113,422	$2,709,954

Operating lease liabilities – current	$1,348,045	$1,323,900
Operating lease liabilities – non-current	1,833,622	1,416,508
Total operating lease liabilities	$3,181,667	$2,740,408

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2023 and March 31, 2023:

	September 30, 2023	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.69	4.65
Weighted average discount rate *	4.74%	5.33%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts in Japan. The Company used incremental borrowing rate 2.83% for its lease contracts in Hong Kong.

During the six months ended September 30, 2023 and 2022, the Company incurred total operating lease expenses of $1,087,873 and $1,092,859, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Six Months Ended September 30,
	2023	2022
Finance leases cost:
Amortization of right-of-use assets	$163,624	$111,641
Interest on lease liabilities	29,141	205,074
Total finance leases cost	$192,765	$316,715

Supplemental cash flow information related to finance leases was as follows:

	For the Six Months Ended September 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$29,141	$205,074

Supplemental balance sheet information related to leases was as follows:

	September 30, 2023	March 31, 2023
Finance leases cost:
Software	$316,627	$355,756
Equipment and furniture	1,280,511	1,012,001
Subtotal	1,597,138	1,367,757
Less: accumulated depreciation	(1,357,636)	(710,153)
Property and equipment, net	$239,502	$657,604

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

The weighted average remaining lease terms and discount rates for all of finance leases as of September 30, 2023 and March 31, 2023 were as follows:

	September 30, 2023	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.87	3.70
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2023:

12 months ending September 30,	Operating Leases	Finance Leases
2024	$1,480,891	$271,254
2025	722,332	167,087
2026	392,444	145,521
2027	236,966	56,918
2028	205,134	4,019
Thereafter	621,288	-
Total lease payments	3,659,055	644,799
Less: imputed interest	(477,388)	(72,494)
Present value of lease liabilities	$3,181,667	$572,305

NOTE 10 – ACQUISITIONS

TLS Acquisition

On July 20, 2022, the Company entered into an Agreement with All Seas Global Limited to acquire 100% equity interests in TLS. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the TLS and the Company were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at TLS’s historical carrying value. The Company recognized $3.6 million of consideration in excess of the book value of net liabilities acquired, with $2.84 million recorded in capital reserve and $0.74 million recorded in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of TLS as of the transaction date were as follows:

July 20, 2022

Assets	$7,293,021
Liabilities	8,030,370
Net liabilities	$(737,349)

Consideration in excess of net liabilities acquired	$3,579,522

Total purchase consideration	$2,842,173

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACQUISITIONS (continued)

Reiwatakiya Acquisition

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited who held 60% interests in Reiwatakiya. The 60% the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 with no consideration. As the TLS and Reiwatakiya were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at Reiwatakiya’s historical carrying value. On January 4, 2023, TLS acquired the remaining 40% of the equity interests in Reiwatakiya from a third-party shareholder with no consideration and Reiwatakiya became the wholly owned subsidiary of TLS. The Company recognized $2,502 of consideration in excess of the book value of net liabilities acquired, which is reflected in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of Reiwatakiya as of the transaction date were as follows:

October 26, 2022

Assets	$32,838
Liabilities	37,008
Net liabilities	$(4,170)
Non-controlling interests	1,668

Consideration in excess of net liabilities acquired	$2,502

Total purchase consideration	$-

NOTE 11 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2023	March 31, 2023

Syndicated Loans (1)	December 2023	TIBOR^(3M)+0.70%- TIBOR (1M)+1.20%	$54,539,800	$60,636,412
Total short-term borrowings			$54,539,800	$60,636,412

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. Although the Company incurred a net loss in fiscal year ended March 31, 2023, the financial performance of the Company has improved during the six months ended September 30, 2023, and the Company did not receive any notices from banks, such as notices of terminating its ability to borrow under the relevant agreements and notices of accelerating its obligations to repay outstanding borrowings.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan for additional three months with a maturity date on December 29, 2023, and the interest rate was adjusted to TIBOR (1M)+1.20%. As of September 30, 2023, the total outstanding balance of this loan was approximately ¥8.15 billion (approximately $54.5 million). The syndicated loan is guaranteed by Mr. Kanayama.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2023	March 31, 2023

Toei Shinkin Bank (1)	December 2053	1.10%	$1,739,652	$1,981,520
Japan Finance Corporation (2)	December 2023 - April 2025	0.71% - 4.25%	1,338,400	1,665,007
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,338,400	1,503,800
MUFG Bank (4)	August 2026	TIBOR (3M) + 0.8%	4,356,492	5,210,667
Tokyo Higashi Shinkin Bank	July 2026	2.0%	-	100,153
The Hongkong and Shanghai Banking Corporation Limited (5)	July 2024 – February 2033	2.750% - 3.375%	491,528	619,032
DFL-Shutoken Leasing (Hong Kong) Company Limited	March 2024 – October 2025	2.990%	335,124	518,731
Resona Merchant Bank Asia Limited (6)	No maturity date	1.2%	1,335,191	1,510,934
Total long-term borrowings			$10,934,787	$13,109,844

Current portion of long-term borrowings			$3,618,832	$2,783,445

Non-current portion of long-term borrowings			$7,315,955	$10,326,399

(1)	Guaranteed by Mr. Kanayama.

(2)	The Company extended one of the loans for another five months with maturity date on December 31, 2023.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of September 30, 2023 as collateral to safeguard the loan.

(5)	Guaranteed by Mr. Kanayama. One of the loans was fully repaid upon maturity in April 2023.

(6)	On September 27, 2022, TLS entered into a revolving credit facility agreement with Resona Merchant Bank Asia Limited for an aggregated credit line of ¥200 million, with no specific maturity date. As of September 30, 2023 and March 31, 2023, the Company borrowed an aggregated of ¥200 million under the agreement.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

The future maturities of long-term borrowings as of September 30, 2023 were as follows:

12 months ending September 30,
2024	$3,618,832
2025	768,605
2026	686,451
2027	2,767,954
2028	1,437,632
Thereafter	1,655,313
Total long-term borrowings	$10,934,787

For the above mentioned short-term and long-term loans, the Company recorded interest expenses of $1,061,277 and $1,334,723 for the six months ended September 30, 2023 and 2022, respectively. The annual weighted average interest rates were 0.98% and 1.83% for the six months ended September 30, 2023 and 2022, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Palpito	An equity investment entity of the Company, which was sold to Seihinkokusai on June 30, 2023.
Tokushin G.K.	A shareholder of the Company.

a.	Accounts receivable, net–- related parties

Accounts receivable, net–- related parties consisted of the following:

Name	September 30, 2023	March 31, 2023
Seihinkokusai	$44	$266,523
Palpito	-	35,106
Tokushin G.K.	-	2,118
Shintai Co., Ltd.	-	24,060
Subtotal	44	327,807
Less: allowance for credit losses	-	-
Total accounts receivable, net–- related parties	$44	$327,807

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

b.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2023	March 31, 2023
Seihinkokusai (1)	$9,035	$443,664
Shintai Co., Ltd.	-	903
Total due from related parties	$9,035	$444,567

(1)	The amount due from Seihinkokusai mainly includes: 1) The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($334,600) as a rental security deposit to this related party. Seihinkokusai refunded ¥40 million ($267,680) to the Company during the fiscal year ended March 31, 2023, and refunded the remaining ¥10 million ($66,920) during the six months ended September 30, 2023 for its working capital needs; 2) The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($93,688) as a rental security deposit to this related party which was fully refunded to the Company during the six months ended September 30, 2023 for its working capital needs; 3) In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($133,840) as an operating security deposit to Seihinkokusai which was fully refunded to the Company during the six months ended September 30, 2023 for its working capital needs; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the six months ended September 30, 2023 and 2022. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing; and 4) compensation receivable for consumption tax amounted to $109,144 as of March 31, 2023, which was fully received during the six months ended September 30, 2023 (See Note 6).

c.	Accounts payable – related party

Accounts payable – related party consisted of the following:

Name	September 30, 2023	March 31, 2023
Seihinkokusai	$67,848	$-
Total accounts payable – related party	$67,848	$-

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

d.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2023	March 31, 2023
Mr. Mei Kanayama	$105,356	$63,916
Seihinkokusai	2,708	233,643
Total due to related parties	$108,064	$297,559

e.	Sales to related parties

	For the Six Months Ended September 30,
Name	2023	2022
Seihinkokusai	$100,132	$5,968
Shintai Co., Ltd.	-	1,171
Palpito	14,902	1,049
Total revenue from related parties	$115,034	$8,188

f.	Purchase from related parties

	For the Six Months Ended September 30,
Name	2023	2022
Seihinkokusai	$139,351	$68,235
Palpito	-	70,796
Total purchase from related parties	$139,351	$139,031

g.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 11).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 30.6% and 34.0% for the six months ended September 30, 2023 and 2022, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the six months ended September 30, 2023 and 2022.

PRC

Qingzhiliangpin is incorporated in the PRC and is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. Qingzhiliangpin is recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 2.5% and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 5% for the period from January 1, 2021 to December 31, 2022. During the period from January 1, 2023 to December 31, 2027, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

Malaysia

Reiwatakiya is incorporated in Malaysia, and is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less) is 17% for the first MYR600,000 taxable income, with the remaining balance being taxed at the 24% rate.

The income before tax were as follows:

	For the Six Months Ended September 30,
	2023	2022
Japan	$(424,749)	$(98,047)
Hong Kong	1,968,464	464,816
PRC	59,938	172,876
Malaysia	(5,733)	-
Income before tax	$1,597,920	$539,645

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The components of the income tax provision (benefit) were as follows:

	For the Six Months Ended September 30,
	2023	2022
Current tax provision
Japan	$1,096,800	$192,271
Hong Kong	-	-
PRC	7,388	49,470
Malaysia	-	-
	1,104,188	241,741
Deferred tax benefit
Japan	$(1,460,667)	$(29,689)
Hong Kong	-	-
PRC	-	-
Malaysia	44	-
	(1,460,623)	(29,689)
Income tax provision (benefit)	$(356,435)	$212,052

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the six months ended September 30, 2023 and 2022:

	For the Six Months Ended September 30,
	2023	2022

Japanese statutory income tax rate	30.6%	34.0%
Non-deductible expenses	3.1%	16.4%
Non-taxable income	(10.7)%	(3.4)%
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	(19.4)%	(6.3)%
Change in valuation allowance	(24.5)%	(2.7)%
Effect of additional consumption tax charge from tax examination (1)	12.4%	-
Prior year income tax true-up	(15.3)%	-
Others	1.5%	1.3%
Effective tax rate	(22.3)%	39.3%

(1)	This pertains to the tax effect resulted from the consumption tax examination (See note (c) - tax payable).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The Company’s deferred tax liabilities, net comprised of the following:

	September 30, 2023	March 31, 2023
Deferred tax assets:
Allowance for credit losses	$1,209,854	$1,434,120
Accrued member rewards	23,473	39,019
Accrued employee bonus	22,210	46,564
Accrued asset retirement obligation	103,266	123,626
Accrued employee retirement pension	56,707	59,358
Investment loss from equity method investment	-	40,300
Net operating loss carry-forwards	1,107,661	3,187,904
Total deferred tax assets	2,523,171	4,930,891
Valuation allowance	(199,350)	(597,777)
Total deferred tax assets	2,323,821	4,333,114
Deferred tax liabilities:
Change in fair value of purchase option	(6,192)	(7,552)
Accrued interest income on consumption tax receivable	-	(19,894)
Compensation receivable for consumption tax	(4,901,483)	(8,756,745)
Total deferred tax liabilities	(4,907,675)	(8,784,191)
Deferred tax liabilities, net	$(2,583,854)	$(4,451,077)

The Company’s movement of the valuation allowance were as follows:

	September 30, 2023	March 31, 2023
Beginning balance	$597,777	$386,436
Additions (reduction)	(335,671)	214,389
Disposal of a subsidiary	(58,887)	-
Foreign currency translation adjustments	(3,869)	(3,048)
Ending balance	$199,350	$597,777

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

As of September 30, 2023, the Company had net operating loss carried forward from the entities in Japan of $3,087,556. The carry forward loss of $2,908,440 and $179,116 will expire by the fiscal years ended March 31, 2029 and 2030, respectively, if not utilized.

As of September 30, 2023, the Company had net operating loss carried forward from the entities in Hong Kong of $983,345, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as additional consumption tax payable due to tax examination in taxes payable on the balance sheets (See note (c) - tax payable).

(c)	Taxes payable

Taxes payable consisted of the following:

	September 30, 2023	March 31, 2023
Income tax payable	$1,501,243	$663,503
Additional consumption tax payable due to tax examination (1)	10,758,638	16,597,264
Consumption tax payable and others	23,472	959,036
Total taxes payable	$12,283,353	$18,219,803

(1)

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund amounted to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by the Company’s tax consultant was amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, the Company recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as well as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). During the six months ended September 30, 2023, the Company recorded additional consumption tax payable approximately $0.6 million (approximately ¥90.9 million) based on the final assessment by the Tokyo Regional Taxation Bureau. The Company made payments of the consumption tax payable by a monthly instalment of approximately $200,760 (¥30.0 million), and the amount also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. The consumption tax payable was $10,758,638 as of September 30, 2023.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – REPRESENTATIVE’S WARRANTS LIABILITY

In connection with the Company’s IPO, the Company agreed to issue warrants to a representative of several underwriters, for a nominal consideration of $0.01 to purchase 300,000 ADSs of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $4.8 per ADS (equal to 120% of the Company’s IPO offering price of $4.00 per ADS). The Representative’s Warrants will be exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in U.S. dollars, a currency other than the Company’s functional currency, ¥, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of September 30, 2023, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the six months ended September 30, 2023 and 2022, these Representative Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $ 1,833 and $89,049 from the change in fair value of the Representative’s Warrants liability subsequently for the six months ended September 30, 2023 and 2022, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) on the date that these warrants were originally issued and as of September 30, 2023 and March 31, 2023 using the following assumptions:

	September 30, 2023	March 31, 2023	January 13, 2022
Representative’s Warrants liability
Stock price	$1.00	$0.98	$4.00
Exercise price	$4.80	$4.80	$4.80
Expected term (years)	3.29	3.79	5.00
Risk-free interest rate	4.60%	3.60%	1.47%
Expected volatility	57.84%	55.57%	55.39%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

At the incorporation, the number of authorized ordinary shares was 1,000 and 1,000 ordinary shares were issued to the original shareholder of the Company for cash of ¥10,000,000 ($85,060). The issued ordinary shares were subsequently transferred to Mr. Mei Kanayama, the controlling shareholder of the Company.

On April 25, 2011, the number of authorized ordinary shares was increased to 10,000. 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥20,000,000 ($248,640), the controlling shareholder of the Company.

On October 15, 2014, 500 shares were transferred from Mr. Mei Kanayama to Mr. Yingjia Yang, the minority shareholder of the Company.

On July 30, 2016, 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥20,000,000 ($195,960).

On March 30, 2017, 4,410 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥44,100,000 ($396,327), and 490 new ordinary shares were issued to Mr. Yingjia Yang for cash of ¥4,900,000 ($44,036).

On October 22, 2020, the Company’s shareholders approved an increase in the number of the Company’s authorized ordinary shares from 10,000 to 300,000, and 72,909 new ordinary shares were issued to Mr. Mei Kanayama and 8,101 new ordinary shares were issued to Mr. Yingjia Yang, which share issuances were equivalent to a forward split of the Company’s outstanding ordinary shares at an approximate or rounded ratio of 9.1828-for-1 share. The Company has retroactively restated the shares and per share data for all the periods presented. As a result, the Company had 300,000 authorized ordinary shares and 90,910 ordinary shares were issued and outstanding as of March 31, 2020.

On November 10, 2020, 9,090 ordinary shares were issued to Grand Elec-Tech Limited, which the Company subsequently repurchased and cancelled on January 20, 2021. On December 25, 2020, 2,041 new ordinary shares were issued to SHUR Co., Ltd. for cash of ¥150,001,254 ($1,446,012).

On February 5 and 12, 2021, an issuance of 9,090 ordinary shares to Grand Elec-Tech Limited was authorized by the Company’s board of directors and a general meeting of shareholders, respectively. Grand Elec-Tech Limited was obliged to contribute the price of such issuance amounting to ¥200,007,270 (approximately $1.9 million) by August 12, 2021. Grand Elec-Tech Limited started to make payments in April 2021 and contributed the fully amount by June 22, 2021. On June 22, 2021, the Company’s shareholders and board of directors passed a resolution to amend the original date of payment from August 12, 2021 to June 22, 2021, and on the same day, the Company issued the 9,090 shares to Grand Elec-Tech Limited.

On August 18, 2021, shareholders of the Company approved an increase in the number of the Company’s authorized Ordinary Shares from 300,000 to 100,000,000 and the Company’s board of directors approved a forward split of the Company’s outstanding Ordinary Shares at a ratio of 294-for-1 share, which became effective on the same day.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY (continued)

Initial public offering

On January 13, 2022, the Company closed its IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment ADSs, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including the over-allotment, were approximately $21.4 million. In connection with the IPO, the Company’s ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of September 30, 2023 and March 31, 2023, the total restricted net assets of the Company amounted to $23,773,242 and $23,773,242, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of September 30, 2023 and March 31, 2023, there were no legal claims and litigation against the Company.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING

Segments

The Company is engaged in the operation of retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services. The Company’s operations are conducted in three reported segments: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue for each of these individual products and services.

Directly-operated physical stores segment includes physical stores in Japan and Hong Kong. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through KOLs. Franchise stores and wholesale customers segments include franchise stores in Japan, the U.S. and the U.K., and wholesale customers in Japan and other countries including China, the U.S., and Canada.

The Company measures the results of its segments using, among other measures, each segment’s revenue, merchandise costs, interest expenses, net, provision for income tax, net income (loss), depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the six months ended September 30, 2023 and 2022, respectively:

	For the six months ended September 30, 2023
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$11,618,183	$6,004,400	$56,541,566	$74,164,149
Merchandise costs	$9,921,992	$4,929,614	$49,854,993	$64,706,599
Interest expenses, net	$(156,028)	$(80,637)	$(759,332)	$(995,997)
Benefit for income tax	$(55,837)	$(28,857)	$(271,741)	$(356,435)
Net income	$306,160	$158,226	$1,489,969	$1,954,355
Depreciation and amortization	$82,556	$42,666	$401,772	$526,994
Capital expenditures	$193,623	$3,136	$1,066	$197,825

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING (continued)

	For the six months ended September 30, 2022
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$5,838,536	$16,300,547	$55,476,466	$77,615,549
Merchandise costs	$4,657,011	$12,957,190	$45,438,236	$63,052,437
Interest expenses, net	$(103,240)	$(288,236)	$(980,968)	$(1,372,444)
Provision for income tax	$15,952	$44,534	$151,566	$212,052
Net income	$24,643	$68,800	$234,150	$327,593
Depreciation and amortization	$38,666	$107,948	$367,386	$514,000
Capital expenditures	$29,442	$3,640	$12,390	$45,472

	September 30, 2023	March 31, 2023
Total assets:
Directly-Operated Physical Stores	$15,521,030	$8,815,957
Online Stores and Services	7,909,941	20,070,215
Franchise Stores and Wholesale Customers	105,695,341	117,789,108
Total assets	$129,126,312	$146,675,280

Total liabilities:
Directly-Operated Physical Stores	$18,121,356	$9,728,199
Online Stores and Services	7,282,353	11,812,654
Franchise Stores and Wholesale Customers	75,756,155	95,852,684
Total liabilities	$101,159,864	$117,393,537

Disaggregated Revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the six months ended September 30, 2023 and 2022.

NOTE 18 – SUBSEQUENT EVENTS

On December 14, 2023, the Company entered into a Real Estate Sales Agreement with a third party (the “Buyer”). Pursuant to the agreement, the Company will sell its head office in Japan including the building and land with a net book value of approximately ¥307.7 million (approximately $2.1 million) to the Buyer for a total consideration of ¥430.0 million (approximately $2.9 million). As of the date of the report, the Company has received the purchase deposit of ¥9.0 million (approximately $60,000), the final payment and the transfer of the legal title of the properties is expected to be completed by January 30, 2024.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on December 22, 2023, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.